Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 06/09/26	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: The Nasdaq Stock Market LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   151 W. 42 Street, New York NY 10036
3. Provide the applicant's mailing address (if different):
   Office of General Counsel
   850 King Farm Blvd. Rockville, MD 20850

26000254

4. Provide the applicant's business telephone and facsimile number:
   301.978.8400 (Telephone)
   (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Sun Kim, Associate General Counsel, 1-646-420-7816
   (Name) (Title) (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   John A. Zecca
   805 King Farm Blvd.
   Rockville, MD 20850
7. Provide the date applicant's fiscal year ends: 12/31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 12/15/2005 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized:

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/09/2026 (MM/DD/YY)

The Nasdaq Stock Market LLC (Name of applicant)

By: [signature] Date: 2026.06.09 12:51:47 -04'00' (Signature)

John A. Zecca, EVP and Chief Legal Officer (Printed Name and Title)

Subscribed and sworn before me this day ______ of ______ (Month), ______ (Year) by ______ (Notary Public)

My Commission expires ______ County of ______ State of ______

Based upon relief from the Commission staff and difficulties arising from Covid-19,
The Nasdaq Stock Market LLC is making this filing without notarization

June 9, 2026

Via Electronic Filing

U.S. Securities and Exchange Commission
Division of Trading and Markets
Office of Market Supervision

Re: The Nasdaq Stock Market LLC ("Exchange") Filing Pursuant Rule 6a-2(a)

Dear Sir or Madam:

Pursuant to Rule 6a-2(a), the Exchange is hereby filing the latest changes to its Form 1 Exhibit C, which are enclosed.

Furthermore, there has been a change to Exhibit M, which is the acceptance on May 13, 2026, of the following participant:

Trend Trade Securities LLC
157 S. Fair Oaks Ave., Suite 1018, Pasadena, CA 91105
626-234-8866
Type: Limited Underwriter

If you have any questions, please do not hesitate to contact Sun Kim, Senior Associate General Counsel at (646) 420-7816 or Sun.Kim@nasdaq.com.

Sincerely,

/s/ Sun Kim

Sun Kim
Senior Associate General Counsel

EXHIBIT C

- **Nasdaq Index Services, LLC** – Name change to Nasdaq Index *Solutions*, LLC, effective May 6, 2026.
- **NFSTX, LLC** – Appointment of Patrick Adrian to Vice President, effective May 20, 2026.
- **Adenza Israel Ltd.** – Appointed Michelle Daly as Director, effective May 6, 2026
- **AxiomSL Holdings B.V.** – (i) Shareholder name updated from Adenza Limited to Nasdaq Limited, effective March 4, 2025; (ii) Address change from 16 Great Queen Street, London to 22 Bishopsgate, London, effective April 16, 2024; (iii) these updates were filed with the Chamber of Commerce as of March 17, 2026.
- **Nasdaq Investment Firm B.V.**:
    - Registered office address changed from Parklaan 36, Rotterdam, 3016BC, Netherlands to Zuidplein 36, Amsterdam, 1077XV, Netherlands (effective from 6 May 2026)
    - Appointed officer – Nikolaj KOSAKEWITSCH appointed as Director / Corporate Director of Nasdaq Investment Firm B.V. on 24 April 2026.
    - Appointed officer – Joona Silja Elisa HEINOLA appointed as Director / Corporate Director of Nasdaq Investment Firm B.V. on 24 April 2026.
    - Removed officer – Rose Marie WULFF removed as officer
- **Sybenetix Limited** – Liquidated effective May 19, 2026.